Exhibit 99.1

NextSource Materials Announces Fabrication and Assembly
of the Molo Graphite Mine Processing Plant has Been Completed
and Factory Acceptance Testing Initiated

NEWS RELEASE – TORONTO, December 14, 2021

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to announce that fabrication and assembly of the processing plant for Phase 1 of the Molo Graphite Mine (the “Processing Plant”) has been completed by our Engineering, Procurement and Construction contractor (the “EPC Contractor”) in their off-shore assembly facility and that Factory Acceptance Testing has been initiated.

The Processing Plant has been designed using an all-modular approach and is capable of processing 240,000 tpa of ore and producing approximately 17,000 tpa of high-quality SuperFlake® graphite concentrate. The Processing Plant will now undergo Factory Acceptance Testing (“FAT”) to validate the proper operation of the equipment and ensure that all design specifications and operational requirements have been achieved.

President and CEO, Craig Scherba commented,

“We have reached yet another major milestone with the completion of the fabrication and assembly of the Molo processing plant. The various challenges associated with the construction of a mine during a global pandemic have been greatly mitigated due to NextSource adopting a modular construction philosophy and because of the extremely hard work and perseverance of our technical teams.”

FAT is the final and important assembly validation step that simulates and tests the end-to-end functional operation of the Processing Plant in a controlled engineering environment. Once all design specifications and functions have been verified, the Processing Plant will be containerized and shipped to the mine site for installation.

The FAT process is being overseen by the Company’s EPC Contractor and SGS, the world-leader in testing, inspection and process certification. SGS designed the process flow sheet for the Processing Plant, which was based on their previous design and operation of our 200-tonne bulk sample pilot plant in 2015.

The Processing Plant is expected to be delivered to the mine site by the end of Q1 2022, followed by installation and commissioning in Q2 2022. The EPC Contractor and SGS will then perform Site Acceptance Testing prior to completing the commissioning process.

Phase 1 of the Molo Graphite Mine is fully funded and when commissioned, Molo will become one of the few operating graphite mines outside of China.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a strategic materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution.

The Company’s Molo graphite project in Madagascar is one of the largest known and highest-quality graphite deposits globally, and the only one with SuperFlake® graphite. Construction of Phase 1 of the Molo Project is underway, with commissioning expected in mid 2022.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF".

Safe Harbour: This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on forward-looking information or statements. Forward looking statements and information are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “possible” and other similar words, or statements that certain events or conditions “may”, “will”, “could”, or “should” occur. Forward-looking statements include any statements regarding, among others the timing of the re-assembly and commissioning of the Molo Plant, completion of FAT, collaboration agreements to build a value-added CSPG (anode) facility, time to commissioning the BAF, the demand for EVs, the use of SuperFlake®, successful and on-budget construction of the Molo Graphite Project, CSPG plant and BAF, sourcing the funds needed to construct the BAF, expansion of the BAF, estimated future production from the Molo Graphite Project, completion of the study relating to the BAF, and the continuation of the supply relationships of the Partners. These statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws. Although the forward-looking statements contained in this news release are based on what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with them. These forward-looking statements are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this news release.